

August 13, 2010

Mr. Wilco Groenhuysen
Executive Vice President and Chief Financial Officer
Cephalon, Inc.
41 Moores Road
P.O. Box 4011
Frazer, Pennsylvania   19355

> **Re: Cephalon, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 12, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed July 28, 2010**
> **File No. 000-19119**

Dear Mr. Groenhuysen:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for Fiscal Year Ended December 31, 2009
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Inventories, page 81

1. You state that you expense pre-approval inventory unless you believe it is probable that the inventory will be saleable. For any product for which you have capitalized a significant amount of costs without approval of the product by the FDA, please disclose:

    - The current status of the approval process, including any contingencies needed to be resolved prior to obtaining FDA approval, the risks affecting the probability of obtaining FDA approval, and the estimated timing of obtaining approval;
    - The specific nature of any safety and efficacy, manufacturing, and marketing or labeling issues outstanding and why you do not believe those issues affect its probable future benefit conclusion;
    - The remaining shelf life of each product, as of each balance sheet date presented, and why you believe you will be able to realize the inventory prior to the expiration of the shelf life;
    - The risks and uncertainties surrounding market acceptance of the product once approved and how this will affect the realization of the asset;
    - The current status of product related litigation such as patent infringement lawsuits and the nature of all contractual restrictions that must be satisfied prior to the sale of the product, if any. Please include an analysis of the effect any lawsuit and/or contractual restrictions had or will have on their initial assessment that an asset existed as well as their ongoing assessment of the realizability of the capitalized inventory; and
    - The effects of build–up of pre-launch inventory balances on liquidity.

Form 10-Q for Fiscal Quarter Ended June 30, 2010
Notes to Consolidated Financial Statements
2.Acquisitions and Transactions
Mepha AG, page 5

2. Please revise your disclosure to indicate that you applied the acquisition method of accounting and that you recorded the identifiable assets acquired and liabilities assumed at their fair values on the acquisition date. Please see ASC 805-10-25-1 and ASC 805-20-25-1. In this regard, unlike the purchase method, the acquisition method does not allocate a purchase price to the assets acquired and liabilities assumed; the purchase method included acquisition costs in the purchase price and required an allocation of that total acquisition cost.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Gus Rodriguez, Branch Chief, at (202) 551-3752 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant